
April 29, 2009

Mr. Barry Quiroz
Acting Principal Accounting Officer
Mexoro Minerals Ltd.
C. General Retana #706
Col. San Felipe, C.P.
Chihuahua, Chih. Mexico 31203

> **Re:** **Mexoro Minerals Ltd.**
> **Form 10-KSB for the Fiscal Year Ended February 29, 2008**
> **Filed June 13, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2008**
> **Filed January 20, 2009**
> **Response Letter Dated April 7, 2009**
> **File No. 000-23561**

Dear Mr. Quiroz:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments."] Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Management's Discussion and Analysis or Plan of Operation

Expenses

1. We have considered your response to prior comment number two. Please tell us why you believe it is appropriate to refer to the $580,000 non-cash impairment charge as 'Acquisition of mineral property costs for stock' within the Consolidated Statements of Cash Flow. Please also tell us where the 2007 non-cash impairment charge of $259,000 is reported in your Consolidated Statements of Cash Flow and how the from inception to current date 'Impairment of mineral property costs' of $16,145,422 on the Consolidated Statements of Operations and

Comprehensive Income (Loss) relates to the line item titled 'Acquisition of mineral property costs for stock' of $13,645,000 for the same period from inception to current date.

Consolidated Statements of Operations and Comprehensive Income (Loss)

2.   We note from the proposed disclosure you provided in response to prior comment number five that you recorded the discount resulting from recording a beneficial conversion feature of $1,359,300 to interest expense in 2007. Please confirm to us, if true, that the guidance in EITF 08-4, which will be applicable for financial statements ending after December 31, 2008, will result in a change to your accounting policy for the treatment of any recorded discount resulting from the allocation of proceeds to beneficial conversion features of convertible debt securities, or otherwise advise. Please specifically address application of paragraph 6 of EITF 08-4 in your response. In addition, please expand your SAB Topic 11:M disclosure to address this new guidance for periodic filings made after its ratification by the EITF Task Force on June 25, 2008.

Significant Accounting Policies

(m) Asset retirement obligations

3.   We have considered your response to our prior comment number six, wherein you state "The Company is in an early stage of mineral exploration and has no known reserves as of February 29, 2008. Accordingly, the Company cannot reasonably estimate the fair value of those obligations because of their indeterminate settlement dates." Please explain the nature of the asset retirement obligations that you have incurred to date and explain in detail why you are not able to estimate when they will be settled.

Internal Control Over Financial Reporting

4.   We have considered the proposed disclosure you intend to include in an amended Form 10-KSB for the fiscal year ended February 29, 2008 and note that you do not specifically state whether or not your internal control over financial reporting is effective as of February 29, 2008. Please expand your disclosure accordingly, as required by Item 308(T)(a)(3) of Regulation S-K.

5.   We note you make reference to the material weakness identified by management as of February 28, 2007 and your statement that "To remediate our internal control weaknesses, management implemented the following measures: the Company has added sufficient accounting personnel to properly segregate duties and to effect a timely, accurate preparation of the financial statements." Given

your determination that you had the same material weakness as of February 29, 2008, it does not appear that your remedial actions resulted in the addition of sufficient accounting personnel to properly segregate duties and to effect a timely, accurate preparation of the financial statements. To avoid reader confusion, please remove the discussion referencing your prior year's internal control over financial reporting assessment.

6.   Please expand your remediation discussion in necessary detail to identify the procedures implemented, or intended to be implemented, subsequent to February 29, 2008, which are intended to remediate the causes of your internal control over financial reporting ineffectiveness. Your disclosure should include remediation procedures that are specific and actionable, rather than general in nature, and indicate a timetable for such remediation measures.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Note 7. Convertible Debentures, page 14

7.   We note from your response to prior comment number 12 that the difference between the cash received from your issuance of convertible notes totaling $1,370,000 and the value reported on your balance sheet of $1,145,860 relates to interest. We also note from your response that you recognized a beneficial conversion feature of $64,133 and estimated the fair value of the detachable warrants at $423,000. So that we may better understand how you accounted for the issuance of these convertible notes, please provide us with the combined journal entry you recorded for the issuance of these convertible notes with detachable warrants.

Engineering Comments

8.   We note your response to prior comment 18 in which you state you have modified your disclosures in your 10-Q to comply with our guidance regarding sample results. Please confirm that you will also modify your disclosure in your 10-K as these guidelines are applicable to both your 10-Q and 10-K filings.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director